UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (“Amendment No. 1) is being filed by Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) as an amendment to the Form 6-K dated April 20, 2026 (the “Original Form 6-K”). The purpose of this Amendment No. 1 is to revise the total subscription amount from US$15,000,000 to US$10,000,000 and the acquired interest percentage in Jade Cove, L.P. from 75% to 66.67 % and update these numbers in the Subscription Agreement as attached in Exhibit 10.1. Capitalized terms used under this Explanatory Note and not otherwise defined shall retain their original meaning in the Original Form 6-K.

Other than as expressly set forth above, this Amendment No. 1 to Form 6-K does not, and does not purport to, amend, update the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 20, 2026, Oriental Culture Holding LTD, a Cayman Islands Company (the “Company”) entered into a Subscription Agreement (the “Agreement”) with Jade Cove, L.P., a Cayman Islands exempted limited partnership (“Jade Cove”). Jade Cove makes direct and indirect investments in internet technology companies in the fields of commerce, content and entertainment. Pursuant to the Agreement, the Company will make a subscription in an aggregate amount of US$10,000,000 (the “Subscription Amount”) to acquire 66.67% interest in Jade Cove and will become a limited partner of Jade Cove and be bound by the partnership agreement.

The Agreement is filed as Exhibits 10.1 to this report on Form 6-K. The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by, the Agreement, which is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
99.1	Subscription Agreement by and between Oriental Culture Holding LTD and Jade Cove, L.P. dated on April 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: April 24, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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